SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ChemoCentryx, Inc.

(Name of Issuer)

Common Stock, par value $0.001 Per Share

(Title of Class of Securities)

16383L106

(CUSIP Number)

Dr. Oliver P. Kronenberg

Group General Counsel

Vifor Pharma Management Ltd.

Flughofstrasse 61, CH-8152, Glattbrugg, Switzerland

+41.58.851.80.00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16383L106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Vifor (International) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,860,752 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,860,752 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,752 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 16383L106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Vifor Fresenius Medical Care Renal Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,333,333 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,333,333 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,333 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 16383L106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Vifor Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,194,085 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,194,085 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,194,085 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Beneficial ownership of the common stock referred to herein is being reported solely because Vifor Pharma Ltd. may be deemed to beneficially own such shares as a result of its indirect ownership of 100% of the equity interests of Vifor (International) Ltd. and 55% of the equity interests of Vifor Fresenius Medical Care Renal Pharma Ltd. Neither the filing of this Amendment No. 3 on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Vifor Pharma Ltd. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

Based on 69,903,505 shares of Common Stock outstanding as of July 30, 2021, based on the disclosure in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021.

CUSIP No. 16383L106	SCHEDULE 13D/A

Preliminary Note

This Amendment No. 3 (this “Amendment”), amends and supplements the Schedule 13D (the “Initial Schedule 13D”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2018 by each of Vifor (International) Ltd., an entity formed under the laws of Switzerland (“Vifor (International)”), Vifor Fresenius Medical Care Renal Pharma Ltd., an entity formed under the laws of Switzerland (“VFMCRP” and, together with Vifor (International), “Investors”), and Vifor Pharma Ltd., an entity formed under the laws of Switzerland (“Vifor Pharma” and, together with Investors, the “Reporting Persons”), as amended and supplemented by Amendment No. 1 to the Initial Schedule 13D filed with the SEC on July 16, 2020 by each of the Reporting Persons and Amendment No. 2 to the Initial Schedule 13D filed with the SEC on July 31, 2020 by each of the Reporting Persons (the Initial Schedule 13D, as so amended and supplemented, the “Schedule 13D”), relating to the shares of common stock, par value $0.001 (“Common Stock”), of ChemoCentryx, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

Pursuant to the Stock Acquisition and after giving effect to sales that occurred pursuant to the 10b5-1 Plan (as defined below) and the Block Sale (as defined below), Vifor (International) has a beneficial ownership of Common Stock equal to 2.7% of the Common Stock outstanding (determined by reference to the number of shares of Common Stock outstanding as of July 30, 2021, based on the disclosure in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2021), which Vifor Pharma may be deemed to have beneficially owned as a result of its indirect ownership of 100% of the equity interests of Vifor (International). Vifor (International) entered into the Stock Acquisition based on its belief that the Acquired Stock represented, at the time of the Stock Acquisition, an attractive investment opportunity.

Prior to the date of the Stock Acquisition, Investors and the Issuer were, and as of the date of this Statement remain, party to certain commercial arrangements, including (i) that certain Collaboration and License Agreement, dated as of May 9, 2016, as amended by the Amendment to Collaboration and License Agreement, dated as of May 22, 2017 (as so amended, the “Avacopan Agreement”), (ii) that certain Stock Purchase Agreement, dated as of May 9, 2016 (the “2016 Stock Purchase Agreement”), (iii) the Collaboration and License Agreement, dated as of December 22, 2016, as amended by the Amendment to Collaboration and License Agreement, dated as of June 6, 2018 (as so amended, the “CCX140 Agreement”), (iii) that certain Letter Agreement, dated February 13, 2017 (the “2017 Letter Agreement”), (iv) that certain Letter Agreement regarding grant of rights to CCX168 in China, dated June 6, 2018 (the “CCX168 Letter Agreement”), and (ii) that certain Letter Agreement regarding grant of rights to CCX140 in China, dated June 6, 2018 (collectively with the Avacopan Agreement, the 2016 Stock Purchase Agreement, the CCX140 Agreement, the 2017 Letter Agreement and the CCX168 Letter Agreement, the “Commercial Arrangements”).

Pursuant to the Commercial Arrangements, Investors and the Issuer are engaged in a strategic partnership relating to Issuer’s late stage drug candidates Avacopan (CCX168) and CCX140 (collectively, the “Drugs”), whereby (i) Investors have made payments to Issuer of approximately $212,000,000, including amounts paid in respect of the development of the Drugs and amounts paid in respect of commercialization arrangements and (ii) the Issuer has granted Investors commercialization rights to the Drugs outside the United States.

Also pursuant to the Commercial Arrangements, (i) on May 9, 2016, Vifor (International) and the Issuer entered into the 2016 Stock Purchase Agreement, pursuant to which Vifor (International) acquired directly from the Issuer 3,333,333 shares of Common Stock for an aggregate purchase price of approximately $24,999,997 and (ii) Investors are subject to certain customary “standstill” obligations in relation to the Issuer, as set forth in the Avacopan Agreement and the CCX140 Agreement (the “Commercial Arrangement Standstills”), which obligations continue for the terms of the Avacopan Agreement and the CCX140 Agreement, or, in each such case, for three months after the early termination of either such agreement. Among other things, the Commercial Arrangement Standstills prohibit Investors from acquiring any securities of the Issuer without the consent of the Board of Directors of the Issuer. Prior to the date of the Stock Acquisition, Vifor (International) transferred to VFMCRP the 3,333,333 shares of Common Stock that it had previously acquired as well as its rights and obligations in the Commercial Arrangements. Vifor Pharma may be deemed to beneficially own the 3,333,333 shares of Common Stock owned by VFMCRP as a result of its indirect ownership of 55% of the equity interests of VFMCRP and, as a result of the Stock Acquisition and after giving effect to sales that occurred pursuant to the 10b5-1 Plan and the Block Sale, Vifor Pharma may be deemed to beneficially own 7.4% of the Common Stock outstanding (determined by reference to the number of shares of Common Stock outstanding as of July 30, 2021, based on the disclosure in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2021).

CUSIP No. 16383L106	SCHEDULE 13D/A

Immediately prior to Vifor (International)’s execution and delivery of the Stock Purchase Agreement, Investors and the Issuer entered into a Standstill and Waiver Agreement, dated September 17, 2018 (the “Standstill Agreement”), pursuant to which (i) the Board of Directors of the Issuer approved the Stock Acquisition and exempted Vifor (International) and the Stock Acquisition from the restrictions contained in Section 203 of the Delaware General Corporate Law and (ii) Investors agreed to comply with certain customary “standstill” obligations through September 17, 2021. Among other things, the Standstill Agreement prohibited Investors from acquiring additional shares of Common Stock such that Investors would have owned greater than 21.5% of the issued and outstanding Common Stock.

On June 26, 2020, Vifor (International) and J.P. Morgan Securities LLC entered into a 10b5-1 sale plan agreement (the “10b5-1 Plan”) designed to comply with Rule 10b5-1 of the Securities Exchange Act of 1934 (the “Exchange Act”). Under the 10b5-1 Plan, which commenced on July 1, 2021 and expired on August 31, 2020, J.P. Morgan Securities LLC, acting as the exclusive agent of Vifor (International), sold 1,482,740 shares of Common Stock.

On October 12, 2021, Vifor (International) sold 4,000,000 shares of Common Stock in a block trade to Morgan Stanley (the “Block Sale”) and filed a Form 144 with the SEC in connection therewith.

Other than as described in this Amendment, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

The foregoing descriptions of the Commercial Arrangements, the Standstill Agreement and the 10b5-1 Plan are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 99.3 – 99.12 hereto and which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

As described above, Investors own an aggregate of 5,194,085 shares of Common Stock of the Issuer, which constitutes approximately 7.4% of the issued and outstanding Common Stock of the Issuer (as determined on the basis described in Item 4). Vifor Pharma may be deemed to beneficially own such shares as a result of its indirect ownership of 100% of the equity interests of Vifor (International) and 55% of the equity interests of VFMCRP. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by Vifor Pharma that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as otherwise provided herein, there have been no transactions in shares of Common Stock effected during the past 60 days by the Reporting Persons.

No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock which is held by Investors.

The only transaction with respect to shares of Common Stock by any of the Reporting Persons required to be reported pursuant to paragraph (c) of Item 5 of Schedule 13D under the Exchange Act is the Block Sale, which was effected in a private transaction and is summarized in the following table:

Reporting Person	Date of Transaction	Number of Shares Acquired (A) or Disposed (D) of		Price per Share
VIFOR (INTERNATIONAL) LTD.	October 12, 2021	4,000,000	(D)	$39.43

CUSIP No. 16383L106	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIFOR (INTERNATIONAL) LTD.

Dated: 10/13/2021	By:	/s/ Oliver Kronenberg
Name: Oliver Kronenberg
Title: Group General Counsel

	By:	/s/ Markus Frenzen
Name: Markus Frenzen
Title: Group Treasurer

VIFOR FRESENIUS MEDICAL CARE RENAL PHARMA LTD.

Dated: 10/13/2021	By:	/s/ Oliver Kronenberg
Name: Oliver Kronenberg
Title: Group General Counsel

	By:	/s/ Markus Frenzen
Name: Markus Frenzen
Title: Group Treasurer

VIFOR PHARMA LTD.

Dated: 10/13/2021	By:	/s/ Oliver Kronenberg
Name: Oliver Kronenberg
Title: Group General Counsel

	By:	/s/ Markus Frenzen
Name: Markus Frenzen
Title: Group Treasurer